

HR'S PROPOSED ACQUISITION OF HTA: THE WRONG DEAL

JUNE 2022



LEGAL DISCLOSURE

TABLE OF CONTENTS



LANDandBUILDINGS

1. EXECUTIVE SUMMARY



 # HTA ACQUISITION: BAD FOR SHAREHOLDERS, GOOD FOR MANAGEMENT

- Land & Buildings intends to vote against Healthcare Realty Trust's (HR) acquisition of Healthcare Trust of America (HTA), as it fails to maximize value for all HR shareholders

- HR will have more leverage following the merger and will likely trade at a lower valuation given the lower quality assets and historical trading valuations of HTA

- HR's on-campus portfolio of medical office buildings (MOBs) will be diluted by HTA's off-campus concentration in inferior markets, which generally garners lower valuations, materially diluting NAV and value of HR shares in our view

- HR's management team has a poor track record– underperforming its proxy peer group the past 1-, 3-, and 5-year time periods – and there is no compelling reason to see why that would change post merger

- Welltower's offer for HR is 28% higher than the share price prior to L&B activism and is in line with the fairness opinions in HR's proxy for its merger with HTA

- We have spoken to numerous other HR shareholders who plan to vote against the deal and believe it will be difficult to reach the 66.67% threshold necessary for approval at the July 15th Special Meeting

We urge HR shareholders to vote **AGAINST** the proposed merger with HTA at the upcoming Special Meeting

Note: HR share price prior to activism is as of 6/14/22, as defined in initial L&B presentation released 6/16/22

2. THE FLAWS IN THE PROCESS



CONFLICTS OF INTEREST PERMEATE THE PROCESS



HR MANAGEMENT AND BOARD APPEAR TO HAVE CHOSEN RETAINING THEIR POSITIONS OVER MAXIMIZING VALUE

- Despite HTA having a more than 50% larger enterprise value than HR, upon consummation of the merger HR's Todd Meredith will retain his positions as President and CEO and J. Christopher Douglas will retain his positions as EVP and CFO of the combined Company

- The other executive officers of HR each have employment agreements that will be assumed by HTA through the merger, providing for continued employment in their respective roles by the combined company

- HR CEO Meredith appears to have initiated contact with HTA and was involved extensively in the process, further highlighting his conflicted role in the process

- The negotiating process appears to have been focused nearly as much on securing favorable governance for HR's current management and directors as it was on economics

- Following consummation of the merger, the board of directors will have thirteen members, including all nine current HR Board members, each of whom will have the right to continued director indemnification and insurance coverage

- John Knox Singleton, the current independent chair of the HR Board, will be the chair of the board of directors of the combined Company

> *We Believe Management and Board Interests Have Been Placed Ahead of HR Shareholder Interests*

Source: Company filings



ON FEB 22ND, JUST 6 DAYS BEFORE THE MERGER WAS ANNOUNCED, HR HIGHLIGHTED HOW ITS PORTFOLIO IS SUPERIOR TO HTA'S

MOB Portfolio Comparison
% OF TOTAL MOB SF

HR's portfolio is comprised of 85% on-campus/adjacent assets while HTA's is only 56%. The merger would reduce HR to 68%



HR's portfolio has greater concentration to the top 100 health systems than HTA's portfolio



HR's portfolio has greater concentration to the top 100 MSAs than HTA's portfolio



HR's same store NOI growth has exceeded HTA's growth



Source: Company filings



HR HIGHLIGHTED BETTER MARKETS AND BETTER DEMOGRAPHICS OF HR PORTFOLIO COMPARED TO HTA

Off Campus Portfolio Comparison [1]

HR diluting its portfolio based on its own investing criteria

Sizable, dense and fast growing markets are critical when investing in off campus MOBs.

HR's portfolio is expected to benefit for much stronger demographics than HTA's portfolio

Nearly all of HR's off-campus portfolio is situated in top markets, unlike HTA





Source: Company filings



A Change of Heart

Over the years, HR and HTA have battled for investor interest, each proclaiming superiority to the other. The messaging has now changed to a certain degree to help flavor the combination. For example, **HR has always pounded the table for on-campus/ adjacent assets, which are currently 85% of the portfolio -- the merger would bring that down to 68%... The optics of HR suddenly being comfortable with 32% of the portfolio being off-campus aren't great** *(and also paying up for it), but we expect this change of heart to fade with the passage of time...*

...Massive Undertaking

The potential for a few cents of accretion by the end of 2023 tied primarily to G&A savings is not enough to justify the risk being taken, *in our view. It is one thing to make a dilutive purchase of a single asset (i.e., value-add) or a small portfolio that doesn't rival the size of the acquiring company. In this case, HR is absorbing a negative spread for a portfolio that is 50%-60% larger than HR itself. That could make for a very difficult and potentially time-consuming process to produce an appropriate return for shareholders..."*



SMBC Group – Tough Day at the Medical Office; HTA Merger Invites More Questions than Answers, 03/01/2022



...YET HR ASSERTS COMBINED THE VALUATION WILL BE HIGHER



COMBINED COMPANY WOULD OPERATE LOWER QUALITY PORTFOLIO WITH HIGHER DEBT LEVELS THAN STANDALONE HR

- HR has historically traded at a higher multiple than HTA given HR's higher quality portfolio, asserted by both HR and Wall Street

- Management wants shareholders to believe the combined company will trade at a higher valuation than each has individually

- The combined company would operate with higher leverage than HR standalone (5.4x HR vs. 6-6.5x pro forma)

- HR's on-campus exposure, which trades at better valuations than off-campus, would decline by 17%



Valuation Potential

Based on historical valuation ranges, New HR has the potential to reach attractive price levels before realizing the full growth potential of the combination with HTA.

Source: Company filings

HR PAYING BIG PREMIUM FOR LOWER QUALITY PORTFOLIO



HR HISTORICALLY TRADED AT A PREMIUM TO HTA

- HR historically traded at premium valuation to HTA according to independent third-party research data, but HR is paying a substantial premium to its own valuation to acquire HTA

- HR/HTA combination should lead to an estimated 10%+ dilution to HR's NAV per share



Source: Green Street
Note: Data October 2018 – October 2021 (three years prior to initial corporate activism in HTA)

HR PAID UP FOR AN UNWANTED PORTFOLIO



FEW OTHER SUITORS EMERGED FOR HTA AND NONE AT SIMILAR VALUATIONS

- HTA shareholders are receiving a total implied value of $35.08 per share based on HR's share price as of February 24, 2022

- The lack of other suitors and the significantly lower competing offers following a fulsome strategic review process led by J.P. Morgan clearly illustrates to us HR is overpaying for an unwanted asset
  - Party A, one of the world's largest alternative asset managers with broad access to capital, indicated that it would not be submitting a proposal due to its inability to reach a value at or exceeding the Company's then current share price
  - Party C, a publicly traded healthcare REIT, contemplated an all-stock proposal for an implied value of $26.85 per share
  - Party G, an alternative investment manager and a large private owner of MOBs, submitted an all-cash proposal of $32.50 per share

- Meanwhile, as detailed in HTA's Form S-4 filed on May 2nd, 2022, HR revised the terms and value of its offer multiples times to apparently make it more attractive to HTA shareholders

> *We urge HR shareholders to vote <u>AGAINST</u> the ill-proposed merger with HTA at the upcoming Special Meeting*

A MELTING ICE CUBE


HEALTHCARE
REALTY

SINCE THE MERGER WAS ANNOUNCED, HTA'S PERFORMANCE HAS MISSED EXPECTATIONS

- First quarter 2022 earnings miss:
  - FFO missed estimates by 2%
  - Occupancy declined 70bps from a year ago
  - Same store NOI was 210bps worse than HR's 2.9% growth
  - 2022 consensus FFO estimates declined by 1%

- Proceeds of $1.6 billion from asset sales and joint ventures have not closed and may be re-cut or abandoned given deteriorating debt financing market

- The modest earnings accretion HR cited would largely come from operating with more debt – which could be more than offset from declines in HTA's operating performance

> "Weak 1Q22 Earnings Results Should Add Fuel To The Fire Regarding The Proposed Merger With Healthcare Realty (HR): The poor performance of both HTA and HR stock post the announced stock-for-stock merger agreement (plus $4.82 in a special cash dividend to HTA shareholders) on February 28th suggests HR shareholders are questioning the merits of the transaction. We believe that weak 1Q22 results from HTA will make HR shareholders question the transaction further... HTA's operational results have been lagging the medical office building peer group for an extended period of time..."
>
> Credit Suisse – HTA: 1Q22 Earnings Miss; Operating Trends Heading The Wrong Way Ahead of Proposed Merger with Healthcare Realty (HR), 05/05/2022

CREDIT SUISSE

Source: Company filings; Bloomberg

LANDandBUILDINGS



HTA Inferior Portfolio Dilutive to HR Earnings

"...we estimate 5% slippage in HTA's '23 targeted AFFO ($390M) due to operational deterioration and a +30bp increase in the cap rate on $1.6B of targeted dispositions would cause the HTA merger to be -0.4% dilutive to '23 AFFO/sh vs guidance of +2.5% accretion with leverage increasing 0.5x to 6.3x net debt/EBITDA....HTA's 1Q results were disappointing with some slippage as it took its eyes off the ball. We wouldn't be surprised to see further deterioration amidst a still-hot job market with employee turnover a challenge given pending M&A."

...and HTA Dilutive to HR NAV

"Stand-alone, we estimate HR is trading at a 6.2% implied cap rate vs. DOC at 6.0%. Historically HR has traded at a 30-40bps tighter yield vs. DOC. Pro forma for M&A, we estimate HR's implied cap-rate is a less compelling 5.6%."



BMO Capital Markets – HR / HTA Merger Math Revisited Amidst Higher Rates & Fluid Market, 06/22/2022

THE INADEQUATE PROCESS OF EVALUATING WELL'S OFFER



IT IS HIGHLY TROUBLING THAT HR DID NOT ENGAGE WITH WELLTOWER

- During Welltower's 1Q22 earnings call on May 11, Welltower expressed its disappointment that HR Board and management did not engage with them following submission of Welltower's offer

"Number one, **We're a fair win-win people**, we offer to buy on public information at $31.75 per share plus a breakup fee of $163M… **we believe that our cash offer provided better value to HR shareholders…**"

"Number two, **Welltower always had and always will honor its agreement with third parties** including that with HTA… our NDA with them does not contain a standstill that will apply us to making an offer for HR… **our proposal was expressly conditioned on HR not completing the HTA merger…**"

"Number three, We have never chased a deal, and never will. We buy everything at a price and sell everything at a price. Although **I'm disappointed that HR did not engage with us**… we thought our offer would result into a superior outcome for HR shareholders…"

"Number four, Contrary to what some analysts may have written **this deal would not have been diluted to our senior housing growth**. You don't know what part of equity, debt of joint ventures we might have contemplated for the transaction…"

"Number five, **We're not disappointed nor we are concerned about our grown for senior housing business**, while the contrary… same-store NOI growth [is] expected to meaningfully accelerate in the second half of the year…"

Source: Company filings

LAND and BUILDINGS

16

TIMELINE

HEALTHCARE REALTY

HR BOARD AND MANAGEMENT TOOK JUST 6 DAYS TO EVALUATE AND REJECT WELLTOWER'S OFFER



03/28/2022
HR received a phone call followed by a letter from the CEO of Welltower

03/30/2022
The Board met with HR management to discuss the proposal

04/03/2022
HR Board unanimously rejected Welltower's offer and sent out letter the day after

05/11/2022
Welltower identified itself as "Party F" in the HR merger proxy and outlined why WELL's offer is superior to the HTA merger

06/10/2022
HR filed its joint definitive merger proxy in connection with July 15th Special Meeting for stockholders to approve HTA merger

This proposal included the intent to acquire all fully diluted outstanding shares of HR Common Stock for an all-cash purchase of $31.75 per share and willingness to pay a breakup fee of $163 million

After a second meeting on April 3rd, the HR Board unanimously determined that the proposal was not in the best interest of shareholders

Welltower CEO Shankh Mitra stated he had no intention of going hostile in pursuit of the proposal

HR continues to insist the merger with HTA is the better path…

Source: Company filings

LANDandBUILDINGS

WELLTOWER'S OFFER IS IN LINE WITH FAIRNESS OPINIONS



FAIRNESS OPINIONS VALUE HR AROUND $31, SO WHY NOT TAKE THE DEAL?



Welltower's all cash offer is 28% above HR's share price prior to L&B activism and essentially in-line with HR's and HTA's advisor valuations

Source: Company filings; Bloomberg

3. RISKS AND HISTORY OF UNDERPERFORMANCE



HR MANAGEMENT HAS A HISTORY OF UNDERPERFORMANCE



UNDER HR LEADERSHIP, SHAREHOLDERS HAVE ENDURED INFERIOR TOTAL RETURNS

- HR's Board and management have a poor track record of underperforming their proxy peer group, medical office building REIT peers, REITs, and S&P 500 for the past 1-, 3-, and 5-year time periods

- There is no compelling reason to see why that would change post-merger

Total Shareholder Returns	Trailing 5 Years	Trailing 3 Years	Trailing 1 Year
Healthcare Realty Trust Inc (NYSE: HR)	-7%	-8%	-16%
Proxy Peers	18%	-2%	-14%
HR Performance vs. Proxy Peers	-25%	-6%	-2%
HR Performance vs. MOB Peers	-21%	-26%	-15%
HR Performance vs. REITs	-38%	-21%	-7%
HR Performance vs. S&P 500	-83%	-50%	-9%

Source: Company Filings; Bloomberg
Note: Data through 6/10/2022; Proxy peers defined as healthcare REITs in the FTSE NAREIT Index; MOB peers defined as DOC & HTA; REIT Index defined as RMSG Index; S&P 500 defined as SPXT Index

LANDandBUILDINGS

 # POOR TRACK RECORD OF DRIVING ACCRETIVE EXTERNAL GROWTH

HR CORE GROWTH SHOULD HAVE TRANSLATED INTO SUPERIOR FFO GROWTH

- In the past five years, HR's same store NOI grew 15%, while FFO only grew 5% likely due to $2.2 billion in dilutive acquisitions
- We see no compelling reason to believe a larger, more expensive acquisition could lead to future growth





Source: Company filings



INDUSTRY MERGERS FINANCED LARGELY WITH STOCK HAVE A POOR TRACK RECORD



PAST STOCK MERGERS HAVE MIXED HISTORIES

- In 2018, Pebblebrook acquired LaSalle largely for stock, turning down an all-cash offer of $33.50 from Blackstone for LaSalle, leaving LaSalle shareholders worse off within a year and today

- Pebblebrook has underperformed its lodging peers over various time periods since announcing the merger

- Both Pebblebrook (the acquirer) and LaSalle (the seller) shareholders are worse off after the merger when compared to the lodging REIT Index

Total Shareholder Returns	1 Year After LHO	3 Years After LHO	Since LHO
Pebblebrook Hotel Trust (NYSE: PEB)	-25%	-39%	-40%
Nareit Lodging Index	*-16%*	*-22%*	*-19%*
PEB Performance vs. Nareit Lodging Index	-9%	-17%	-21%
PEB Performance vs. REITs	-38%	-80%	-62%
PEB Performance vs. S&P 500	-30%	-105%	-85%



Nearly a 30% decline in consideration based on PEB's poor absolute and relative returns since announcing the transaction

Source: Company Filings; Bloomberg
Note: Data since PEB/LHO transaction announcement date of 9/06/2018 through 6/10/2022; REIT Index defined as RMSG Index; S&P 500 defined as SPXT Index

4. MANAGEMENT NOT ACTING IN SHAREHOLDERS' BEST INTERESTS



ANALYST OPINIONS



HR ANALYSTS SQUARELY OPPOSE THE HEAD SCRATCHING MERGER WITH HTA

Green Street
02/28/2022

"…While the deal has strategic merits (i.e., combining similar portfolios and cutting G&A to create a more efficient company), **the financial merits are skeptical from an HR shareholder perspective, as the value of estimated synergies do not appear to offset the large upfront transfer of wealth to HTA shareholders.** HR's pro-forma leverage after considering joint venture and dispositions will increase ~0.8x to the low-6.0X debt/EBITDA range…"

SMBC
03/01/2022

"…We will see if HR can flip the script over the coming quarters, as **investors are currently focused on the deal's minimal accretion potential, higher leverage, and misaligned operating strategies.** The clock now restarts for HR to prove out what we would characterize as a bold move aimed at creating a dominant MOB REIT to reignite investor attention to HR stock…"

BTIG
02/28/2022

"…HTA Agrees to a Strategic Combination with HR to Create Largest MOB REIT, But Is There Value?... While depending on HR's share price, HTA shareholders are set to receive a premium to where the shares traded when deal speculation began in August of last year. However, **we think this deal could raise more questions about MOBs than answers…** HTA was already the largest MOB REIT…"

Source: Bloomberg

 # INVESTORS VOTED WITH THEIR FEET AFTER MERGER ANNOUNCEMENT



HR STOCK APPEARS TO ONLY OUTPERFORM WHEN ODDS OF THE HR/HTA MERGER DECLINE

HR shares rebounded 13% in the two days following disclosure of WELL's offer for HR

After momentum on WELL's offer faded, HR shares rebounded over 6% the day L&B went public with its opposition to the deal, outperforming REITs (RMZ) by over 8% on June 16th

HR shares fell 11% the day following the announcement of its merger with HTA

— HR Stock Price

Source: Company Filings; Bloomberg
Note: Data through 6/17/2022

LANDandBUILDINGS

FOR ADDITIONAL INFORMATION







Dan Zacchei
Longacre Square Partners
dzacchei@longacresquare.com

John Ferguson
Saratoga Proxy Consulting
jferguson@saratogaproxy.com
(212) 257-1311